UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Verso Corp.

(Name of Issuer)

Common stock, $0.01 par value per share

(Title of Class of Securities)

92531L108

(CUSIP Number)

Eric Ross

Senior Managing Director and Chief Compliance Officer

Avenue Capital Group

399 Park Avenue

New York, NY 10022

(212) 878-3520

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

- with copies to -

Matthew S. Eisenberg

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT 06901

April 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

CUSIP No. 92531L108

1	NAMES OF REPORTING PERSONS Avenue Capital Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) IA

CUSIP No. 92531L108

1	NAMES OF REPORTING PERSONS Avenue Capital Management II GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. 92531L108

1	NAMES OF REPORTING PERSONS Marc Lasry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) IN

SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) to the statement on the Schedule 13D originally filed on February 11, 2011 (the “Original Schedule 13D”) is being filed on behalf of the Reporting Persons (as defined below) relating to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”) of Verso Corp., a Delaware corporation (the “Issuer”). Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the Original Schedule 13D.

This Amendment is the final amendment to the Original Schedule 13D and an exit filing for the Reporting Persons.

Item 5. Interest in Securities of the Issuer

(a)  The Reporting Persons no longer hold any securities of the Issuer.

(b)  The Reporting Persons no longer hold any securities of the Issuer.

(c)  None of the Reporting Persons has effected any transaction in the shares during the past 60 days.

•

On January 9, 2014, the Reporting Persons’ beneficial ownership dropped below the 5% Schedule 13D reporting threshold. The  Reporting Persons directed the Funds (as defined in Item 2 of the Original Schedule 13D) to sell, in the aggregate, 163,865 shares of the Issuer’s Common Stock on the New York Stock Exchange at a price of $4.097 per share for a total of $671,354.91.

•

On April 1, 2014, the Reporting Persons’ beneficial ownership of the Issuer’s Common Stock dropped by more than 1% from the Reporting Persons’ beneficial ownership of the Issuer’s Common Stock as reported on the Original Schedule 13D.  The  Reporting Persons directed the Funds to sell, in the aggregate, 250,000 shares of the Issuer’s Common Stock on the New York Stock Exchange at a price of $2.9561 per share for a total of $739,025.

•

As of September 9, 2014, the Reporting Persons no longer held any Common Stock of the Issuer.

(d)  Not applicable.

(e)  On January 9, 2014, the Reporting Persons’ beneficial ownership dropped below the 5% Schedule 13D reporting threshold.  The Reporting Persons no longer hold any securities of the Issuer.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

AVENUE CAPITAL MANAGEMENT II, L.P. By: Avenue Capital Management II GenPar, LLC, its General Partner By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry

Exhibit Index

Exhibit No.

Description

Exhibit 24

Power of Attorney for Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 24 to the filing on Schedule 13G/A relating to beneficial ownership of shares of common stock, par value $0.01 per share, of Spectrum Brand Holdings, Inc., filed with the Securities and Exchange Commission on June 25, 2010).

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons dated February 13, 2015

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D/A dated February 13, 2015 (including amendments thereto) with respect to the Common Stock of Verso Corp. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

Dated: February 13, 2015

AVENUE CAPITAL MANAGEMENT II, L.P. By: Avenue Capital Management II GenPar, LLC, its General Partner By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry